Mr Amit Pande Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington D.C. 20549-0408 United States of America	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1363 direct 020 7356 1014 facsimile tim.tookey@lloydsbanking.com

20 November 2009

Dear Mr Pande

Re:	Lloyds Banking Group plc
2008 Form 20-F filed 7 May 2009
File number: 001-15246

Thank you for your letter dated 28 September 2009, setting out the staff’s comments on the above filing of Lloyds Banking Group plc (the “2008 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ T J W Tookey

T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Form 20-F for the year ended 31 December 2008
The Outlook, Page 16

We note the Company expects its performance in 2009 will be affected by the acquisition of HBOS and result in higher costs to be incurred to realize synergies and higher impairment charges. We also note the “Lines of Business Information, Wholesale and International Banking, 2008 Compared to 2007” section on page 35 states the Company’s exposure to “categories of assets”, the value of which has been affected by continuing capital market uncertainties has increased significantly after the acquisition of HBOS. Please tell us and in future filings expand your discussion regarding the impact the acquisition of HBOS has had and is expected to have on the Company’s operating results, liquidity and capital resources to include the following:

•
Discuss in greater detail the nature and credit risks related to the post-acquisition “categories of assets” whose values have been affected by market uncertainties and how they are expected to impact your future operating results.

At 31 December 2008, the Group’s Wholesale businesses had a net exposure of £15.5 billion to asset backed securities (including £6.4 billion of mortgage-backed securities, £2.5 billion of collateralised debt obligations and £3.0 billion of FFELP student loans. These exposures increased substantially as a result of the acquisition of HBOS which at 31 December 2008 had a net exposure of £40.2 billion to asset backed securities, including £18.1 billion of mortgage-backed securities, £5.6 billion of collateralised debt obligations and £7.0 billion of FFELP student loans.  At 30 June 2009 the enlarged Group’s Wholesale businesses had a net exposure of £46.2 billion to asset backed securities including £19.9 billion of mortgage-backed securities, £7.5 billion of collateralised debt obligations and £9.2 billion of FFELP student loans.

The Group’s exposure to market risk from the portfolio is dependent upon the accounting classification of the assets concerned.  At 30 June 2009, only £13.6 billion of the net exposure of £46.2 billion was carried at fair value (£12.1 billion as available-for-sale and £1.5 billion at fair value through profit or loss) with the remaining £32.6 billion classified as loans and receivables, and therefore accounted for on an amortised cost basis, with impairments charged to the income statement as appropriate.

As an indication of the Group’s exposure to credit risk from this portfolio, at 30 June 2009, £36.5 billion of the exposures were rated AAA and a further £6.3 billion were rated AA or A with only £1.9 billion rated BB or below.

•
Disclose any major post-acquisition changes in the composition and credit risk characteristics of the Company’s loan portfolio, investments in securities, credit quality of counterparties in credit default swaps and monoline insurers, securitisation transactions, borrowing costs, access to capital markets and contingencies related to legal or regulatory proceeding that could materially affect the Company’s future profitability, liquidity and compliance with regulatory capital ratios. Refer to the risk factors related to the acquisition of HBOS that were noted as distributed to shareholders in the Form 6-K filed on 12 November 2008.

The HBOS Group has a substantial lending portfolio and, as a result, following the acquisition the Group’s customer lending portfolio almost tripled in size.  The profile of the portfolio also changed; at 31 December 2008 approximately 47 per cent of the Group’s customer lending related to personal mortgages; following the acquisition this had risen to approximately 56 per cent at 30 June 2009.  Although UK personal mortgage lending is generally considered lower risk, the Group now has direct exposure to self-certification, sub-prime and higher risk buy-to-let mortgages in the UK as a result of the acquisition of HBOS (there were no material exposures of this kind in Lloyds TSB), and is therefore subject to the increased risks inherent in this type of mortgage lending in the event of decreases in house prices, increases in unemployment or a reduction in borrowers’ incomes.

Also as a result of the acquisition, the composition of the Group’s wholesale portfolio has materially changed, with much larger sectoral concentrations (for example, in real estate, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions) and higher levels of credit risk including substantially greater exposures, particularly in Ireland, Australia and the US.  At the time of the acquisition, the average rating of the heritage HBOS Group’s corporate lending portfolio was significantly weaker than that of the heritage Lloyds TSB Group, and this continues to be the case. HBOS had substantial lending to mid-sized and private companies, a greater exposure than the heritage Lloyds TSB Group to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector, including hotels and residential property developers, which has been particularly adversely affected by the current recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is exposed to high and volatile levels of impairments.

At the time of the acquisition, the HBOS Group had a funding profile that involved the need to refinance a higher volume of maturing wholesale funding than that of the heritage Lloyds TSB Group. As this continues to be the case, the funding profile of the Group involves substantially higher refinancing risk than the funding profile of the heritage Lloyds TSB Group on a stand-alone basis. The Group will also continue to be dependent on its credit ratings in order to be able to attract wholesale investors into its debt issuance programmes; should the ratings fall, the cost of refinancing will increase and it may not be possible to refinance borrowings as they mature on favourable terms.

Since the acquisition of HBOS, the Group has taken a number of steps to extend its wholesale funding maturity and further improve its liquidity profile; during the first half of 2009 the Group's loan to deposit ratio (excluding repo activity) improved slightly to 176 per cent and 47 per cent of its wholesale funding had a maturity of over one year.  The impact of the Group extending its wholesale funding maturity profile, however, has been an increase in funding costs.

In November 2009, the Group successfully launched a fully underwritten rights issue and capital restructuring (as detailed in the “Proposed Alternative To The Government Asset Protection Scheme Comprising A Rights Issue And Liability Management Exercise By Way Of Exchange Offers” filed under Form 6-K on 4 November 2009); if approved by shareholders, this will raise a significant amount of capital, thereby helping to improve the Group’s term funding profile.

•
Consider any increased post-acquisition exposure, compared to historical pre-acquisition financial statements, to Alt-A and sub-prime loans, MBS, CDO, and international exposure to Non-US RMBS. Refer in your response to Note 8, “Credit market exposures” on page 56 of the “Additional Information” section in the 6-K dated 5 August 2009, which discloses your exposure to certain credit risks as of 30 June 2009 but compares them only to proforma 2008 financial statements adjusted for the HBOS acquisition and not to prior historical operating results.

The format of the disclosures on pages 56 and 57 of the 2009 Interim Results was designed to provide the reader with information on the exposures taken on as part of the HBOS acquisition and the format of the disclosures in the 2009 Form 20-F is expected to be similar.

For the Group’s Wholesale division’s exposures to US RMBS at 30 June 2009 of £5.9 billion (including £4.7 billion of Alt-A and £0.1 billion of sub-prime loans) the historical comparative as at 31 December 2008 was £0.5 billion (all Alt-A).

For the exposures to Non-US RMBS at 30 June 2009 of £10.4 billion the historical comparative as at 31 December 2008 was £4.6 billion; and for the exposures to CMBS at 30 June 2009 of £3.6 billion the historical comparative as at 31 December 2008 was £1.3 billion.

The Group’s Wholesale division’s total CDO exposures at 30 June 2009 of £7.5 billion compare to an historical exposure at 31 December 2008 of £2.5 billion.

The prior historical exposures, in a format suitable for the Lloyds TSB businesses, are presented on page 35 of Lloyds Banking Group’s 2008 Form 20-F. We will ensure that the Group’s 2009 Form 20-F includes statutory disclosures for all items presented on an aggregated basis and that any non-statutory disclosures comply with the SEC’s Rules and Regulations for Form 20-F.

•
Discuss the expected effects on the Company’s post-acquisition liquidity on your ability to refinance a significant amount of funding expected to mature during 2009 related to the HBOS Group. Refer to the liquidity risk factor related to the HBOS acquisition on page 4 of the Form 6-K filed on 12 November 2008 regarding the reduced availability of traditional funding sources.

The Group has maintained a consistent funding strategy over the last 12 months. Customer deposits have remained stable since 31 December 2008 (excluding the managed reduction in certain highly price sensitive corporate deposits), and the wholesale funding requirement has been managed to ensure that the Group has a consistent market presence. The Group believes that the success of this approach has been demonstrated by the continuing ability of the organisation to originate wholesale funding at competitive levels. However, the ability of the Group to access wholesale funding consistently is subject to a variety of factors, including a number outside of its control, such as general market conditions including macro liquidity constraints, the encouraged or managed repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system. In addition, wholesale funding is only one of several important sources of funds for the Group, and is not of itself sufficient to meet the Group's funding requirements.

Notwithstanding the Group's success at refinancing in the wholesale markets, there have been significant consequences for banks generally of the overall lack of market liquidity. In particular, there have been periods when the lack of availability of term money market funding for all issuers has resulted in pressure on short-term liquidity ratios. The Group continues to manage well within all regulatory liquidity ratios, and has implemented a series of internal measures that exceed the regulatory minimum.

As investor and market confidence have improved over the course of 2009, the Group has focused on longer term non-Government guaranteed issuance, and has successfully issued over £7 billion of senior unsecured debt and residential mortgage backed securities (“RMBS”) since June 2009.  This, coupled with the utilisation of various governmental liquidity schemes introduced to allay systemic pressures, has enabled the Group to extend its wholesale funding maturity profile and increase its liquidity reserves (to approximately £100 billion), thereby reducing refinancing risk.

We have identified approximately £300 billion of assets associated with non-relationship lending and investments, including business which is outside our current risk appetite. It is our intention to manage these assets for value and, given the current economic climate, our primary focus will be on running these assets down over time. Over the next five years, we expect to achieve a reduction in such assets of approximately £200 billion (customer lending approximately £140 billion; treasury assets £60 billion; risk weighted assets £100 billion) which equates to approximately 20 per cent of the Group’s total balance sheet assets as at 30 June 2009.

Such a reduction over time will provide the Group with increased optionality and flexibility from the resultant releases in both funding and capital. It is our current view that up to half of the released funding and capital would be deployed in our core relationship businesses, principally in the UK. The remaining funding benefit will be absorbed within the Group’s overall funding plan, which includes actions to increase retail and corporate deposits and together these actions will reduce the proportion of the Group’s funding that is derived from wholesale markets. The running down of those portfolios is not expected to have a significant impact on the Group’s income over the five year period.

In November 2009, the Group successfully launched a fully underwritten rights issue and capital restructuring (as detailed in the “Proposed Alternative To The Government Asset Protection Scheme Comprising A Rights Issue And Liability Management Exercise By Way Of Exchange Offers” filed under Form 6-K on 4 November 2009); if approved by shareholders, this will raise a significant amount of capital, thereby helping to improve the Group’s term funding profile.

We will include disclosures on all matters referenced in the Staff’s comment above, updated as appropriate, in the Group’s 2009 Form 20-F and, as appropriate, in other future filings.

Comment 2
Form 20-F for the year ended 31 December 2008
Note 19, Loans and Advances to Customers, page F-35

We refer to the “Securitisations” section that states the Company securitised £8.36 billion of corporate and commercial loans using a combination of £226 million of external funding and credit default swaps which are accounted for as derivatives. Please tell and provide the following information in future fillings

•	Describe in greater detail how the credit default swaps form part of the securitisation transaction and your maximum exposure to the risk of default by the underlying counterparty.
•	State the total notional amount and fair value of the credit default swaps related to the £8.134 billion of securitisation of corporate and commercial loans outstanding in 2008.
•
Provide in this footnote or in Note 17, Derivative Financial Instruments, a description of your methodology for assessing impairments to the credit default swaps due to changes in the credit-worthiness of the counterparty in upon entering into the securitisation transaction and on an ongoing basis.

•
Taking into consideration the increased liquidity concerns related to market turmoil in the capital markets, discuss any material changes in 2008 to your methodology for assessing impairments to the credit default swaps as compared to prior years. Refer to the response in your letter dated 26 September 2008 regarding comment 4 of our letter dated 5 September 2008 related to the Form 20-F for the period ended 31 December 2008.

Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2008 was £1.56 billion.

The Group takes a credit valuation adjustment by reserving the current mark to market of the exposure multiplied by the credit default swap spread of the counterparty for the maturity of the exposure. At 31 December 2008, the maximum exposure to default by the underlying counterparty (which is equivalent to the fair value) was £133 million, net of the credit reserves. At 30 June 2009 this exposure had reduced to £80 million as a consequence of rising asset prices and increased credit reserves.

There have been no recent changes in the methodology for assessing credit valuation reserves on credit default swaps although market illiquidity has resulted in lower asset prices and higher credit default swap prices.

We will include this information in future filings.

Comment 3
Form 20-F for the year ended 31 December 2008
Note 52, Post Balance Sheet Events, Acquisition, page F-88

We note the “Acquisition” section states you acquired all the ordinary shares of HBOS plc on 16 January 2009 and were still in the process of establishing the fair value of the assets acquired due to the limited time between the date of the acquisition and the approval of the financial statements. We also note the acquisition was made after the 31 December 2008 balance sheet date but before the financial statements were authorised for issuance, and would therefore be subject to the disclosure requirements of paragraph 66(b) and paragraph 71 of IFRS 3, unless such disclosure would be considered impracticable. Please explain to us the following:

•
Discuss the reasons why the Company was not able to provide all disclosures required by paragraphs 67 and 70 of IFRS 3 for the HBOS acquisition in the issued financial statements. Consider in your response the following:

•	Paragraph 62 and 69 of IFRS 3 permit the initial accounting of the business combination to be determined on a provisional basis with an explanation as to why this was the case.
•
Form 6-K filed on 12 November 2008 included a proforma net assets statement of the post-merger company as of 30 June 2008 and material risk factors related to the acquisition that were provided to shareholders.

Paragraphs 67 (a) to 67 (i) of IFRS 3 contain a number of specific disclosures that should be made in relation to an acquisition. These were all considered at the time that the Company was preparing its 2008 financial statements, we set out below how each of these sub-paragraphs was addressed.

The Company provided in note 52 on page F-88 of the Group’s Form 20-F the disclosures required by paragraph 67(a), 67(b), 67(c) and 67(d).

As the Company had not decided to dispose of any operations as a result of the acquisition of HBOS, no disclosure was required for paragraph 67(e).

As regards paragraph 67(f), the Company disclosed that “Because of the limited time available between the acquisition and the approval of the financial statements, the Group [was] still in the process of establishing the fair value of the assets and liabilities acquired”.  The acquisition completed on 16 January 2009 at which point most of the financial reporting staff in both the heritage Lloyds TSB and HBOS groups were fully engaged in the preparation of 2008 year end reporting.  The HBOS Group is a large and complex organisation with total assets at 31 December 2008 of £690 billion, including overseas exposures in Ireland, Australia, the USA and elsewhere.  The exercise to fair value all of the acquired assets and liabilities is time consuming and complex and, at the point of finalisation of the 2008 results, this exercise had not commenced in certain areas and where work had started it was not sufficiently advanced for inclusion in the accounts.  Although initial estimates of the impact were made, these were preliminary and high level and, for example, did not include estimates of the value of intangible assets arising on acquisition. These estimates could therefore have been misleading without additional disclosure of the basis of preparation.

Paragraphs 67(g), 67(h) and 67(i) all require the disclosure of amounts recognised in the Group’s income statement or balance sheet; as the acquisition did not occur in 2008, there are no amounts to be reported in respect of these requirements.

The disclosures required by paragraph 70 only apply if the Company meets the conditions set out in paragraph 66(a). Paragraph 66(a) refers only to acquisitions made in the period. As the acquisition was made in 2009, these disclosures were not required in the Company’s 2008 financial statements.

The proforma net assets statement showing the effect of the acquisition as at 30 June 2008 included within the Group’s Form 6-K filed on 12 November 2008 was prepared in accordance with item 13.3.3R of the UK Listing Rules, which sets out requirements for proforma information to be used in a UK prospectus, and on the basis set out in the notes below the proforma net assets table in that document; the UK Listing Rules specifically require the inclusion of this proforma information in compliance with Annex 2 of the PD Regulation. As disclosed in note 9 to the table, this proforma information did not include any fair value adjustments, an approach which is permitted by the UK Listing Rules. This table was not, therefore, prepared in accordance with IFRS 3 and did not provide the fair value information (provisional or otherwise) required by IFRS 3 for the accounting for a business combination.

•
Discuss how the Company will account for any material adjustments to the initial accounting for the business combination. Consider in your response the requirement of paragraphs 63 and 64 of IFRS 3 with respect to accounting for changes in estimates according to IAS 8.

The measurement period ends on 15 January 2010 and any required adjustments to the provisional fair value amounts identified up to this date will be recognised accordingly.  This means that any such adjustments will be reflected in the Group’s 31 December 2009 financial statements.

Should any revisions to fair value amounts be identified subsequent to the completion of the 2009 financial statements they will be considered in the light of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.  Under IAS 8, any such revision is likely to be treated as a change in accounting estimate and therefore be reflected in the financial statements in the year of identification, unless it represents a material error in which case prior period numbers will be restated as appropriate.  Should any such material adjustments be required, the Group would make full disclosure in its financial statements.

•	Describe the fair value methodology under IFRS 3 used to determine the total consideration paid for the acquisition. Consider in your response the following:

•	The availability of recent independent appraisals of the acquired company, any limitations regarding the use of fair valuation models due to market illiquidity.
•	The timing for recognizing any expected material adjustments to the fair value of the acquired company.
•
Refer in your response to Note 6, “Gain on Acquisition” of the interim financial statements for the period ended 30 June 2009, in Form 6-K filed on 5 August 2009 that states the initial accounting for the acquisition was determined provisionally due to its complexity and the limited time available between the acquisition date and the preparation of the interim financial statements.

The consideration for the acquisition of HBOS comprised the issue of 7,776 million ordinary shares in Lloyds Banking Group plc together with the costs of acquisition.  In determining the fair value of the consideration, the Company used the share price of its equity securities quoted in an active market (they are quoted on the London Stock Exchange), as at the date of completion.

No independent appraisals of the fair value of HBOS were available.

The exercise to fair value the assets and liabilities of HBOS took into account prevailing market conditions at the time of completion and, where appropriate, the Group engaged independent external advisers.  The provisional results of the fair value exercise were disclosed in the Group’s 2009 Interim Results.  As the consideration paid was significantly less than the provisional fair value of the net assets acquired, the results of the fair value calculations were subject to additional challenge in accordance with the requirements of IFRS 3.

On the date that the acquisition was announced (18 September 2008) the implied goodwill was a small positive amount based on the share price of Lloyds TSB and the originally announced conversion factor of 0.833 Lloyds TSB shares for each HBOS share.  However, a number of factors led to this becoming a bargain purchase of HBOS.

By the time of the recommended offer, it had become increasingly difficult for HBOS to raise funds in wholesale markets and HBOS faced an outflow of customer deposits, reflecting reduced investor and depositor confidence.  Subsequent to the announcement of the offer, turbulence in the markets continued, fuelled by concerns about credit risk and worsening economic conditions. For HBOS, confidence continued to deteriorate amid ongoing funding difficulties and concerns over the extent of future credit losses.  Measures by national authorities and central banks failed to stem this turbulence and the UK Government decided in October 2008 that it would be appropriate for the UK banking sector to increase its level of capitalisation.  The capital raising, underwritten by the UK Government, was made available to HBOS on condition that the acquisition by Lloyds TSB completed.  As a consequence of the capital that HBOS was required to issue and the impact of market conditions on the future prospects of the new group, the terms of the final agreed offer were revised down to a ratio of 0.605.  Additionally, the share price of Lloyds TSB fell from 280p at the date of the announcement to 98.4p on 15 January 2009 reflecting both the dilutive impact of the capital that Lloyds TSB raised and the turmoil in the banking sector and equity markets in general.  These factors combined to reduce the value of the consideration for HBOS.

Comment 4
Form 6-K filed on 5 August 2009
Proforma Information, page 7
Group Finance Director’s review of financial performance and outlook, page 11
Rightsizing the Balance Sheet, page 15

We note you have identified about £300 billion of loans and investment assets, or 28% of consolidated assets as of 30 June 2009, that are outside of your current risk appetite and that you intend to reduce £200 billion of these assets over the next five years. We also note you state the expected running down of these portfolios is not expected to have a significant impact on the Company’s income over the give year period. Please tell us and discuss the following in the Operating and Financial Review and Prospects section in your future filings:

•
Describe any short-term expected material changes in your profitability, liquidity, capital resources or regulatory capital that may result from your plans to run off or reduce these financial assets that are approximately 20% of your total balance sheet as of 30 June 2009.

The asset reductions are estimated to be phased relatively evenly over the five year period through a combination of run-off and disposal. As the assets reduce, funding and capital capacity will be released and deployed in accordance with the Group's strategy. No short term material changes to profitability, liquidity, capital resources or regulatory capital are anticipated.

We have identified approximately £300 billion of assets associated with non-relationship lending and investments, including business which is outside our current risk appetite. It is our intention to manage these assets for value and, given the current economic climate, our primary focus will be on running these assets down over time. Over the next five years, we expect to achieve a reduction in such assets of approximately £200 billion (customer lending approximately £140 billion; treasury assets £60 billion; risk weighted assets £100 billion) which equates to approximately 20 per cent of the Group’s total balance sheet assets as at 30 June 2009.

Such a reduction over time will provide the Group with increased optionality and flexibility from the resultant releases in both funding and capital. It is our current view that up to half of the released funding and capital would be deployed in our core relationship businesses, principally in the UK. The remaining funding benefit will be absorbed within the Group’s overall funding plan, which includes actions to increase retail and corporate deposits and together these actions will reduce the proportion of the Group’s funding that is derived from wholesale markets. The running down of those portfolios is not expected to have a significant impact on the Group’s income over the five year period.

In addition, the Group announced on 3 November 2009 that it expects to be required by the European Commission to divest a standalone UK banking business within 4 years as a condition of obtaining state aid approval. The assets and liabilities, and associated income and expenses of the business to be divested cannot be determined with precision until nearer the date of sale. However, it is estimated that, as at 31 December 2008, the business to be divested comprised approximately £70 billion of customer lending, £30 billion of customer deposits and £18 billion of risk-weighted assets. For the year ended 31 December 2008, it is estimated that the business to be divested generated income of approximately £1.4 billion and, after associated direct expenses of approximately £600 million and impairment charges of £300 million, contributed approximately £500 million of profit before tax to the Group.

•
Address the probable effects of current increased market volatility and decreased liquidity of secondary capital markets on your plans, assuming you expect to dispose of a major portion of these financial assets during the initial part of your proposed five-year time frame.

Asset reductions are expected to result from a combination of run-offs and disposals. It is not expected that a major portion of these assets will be disposed during the initial part of the five-year time frame.  The phasing of the reductions has been estimated to be relatively even over the five year period taking account of the Group's assessment of future customer behaviour and market conditions.

The additional banking divestment announced on 3 November 2009 is expected to be required by the European Commission within four years. It is not expected that the divestment will occur in the initial part of this period.

•
Describe any expected material effects on your future operations related to the retention of the remaining £100 billion of financial assets that are not part of your plan for reducing financial assets not within your risk appetite.

We will continue to manage these assets in the best interests of the Group's stakeholders and expect further reductions after the five year period. We do not anticipate any material adverse effects on the Group's future operations as a result.

We will include disclosures on all matters referenced in the Staff’s comment above, updated as appropriate, in the Group’s 2009 Form 20-F and, as appropriate, in other future filings.

Comment 5
Additional Information, page 46
Note 7, Loans and Advances to customers, page 55

Please reconcile for us the £20.7 billion proforma allowance for impairment losses on loans and advances on page 55 with the £9.2 billion historical allowance in Note 11, “Loans and Advances to Customers”, on page 109 of the statutory financial statements. Explain to us why you have deducted fair value adjustment of £10.0 billion from the proforma loans in addition to the allowance for impairment losses.

The disclosures on page 55 of the Group’s 2009 Interim Results are presented on an aggregated or “proforma” basis. This basis of reporting was used in order to provide more meaningful and relevant comparatives; the key principles adopted in the preparation of the aggregated basis of reporting are described on page 47 of the 2009 Interim Results. Note 11 on page 109 of the 2009 Interim Results is presented on an IFRS basis.

IFRS 3 requires that the assets and liabilities acquired are recognised in the books of the acquirer at fair value. The amounts recognised as gross loans by an acquirer and acquiree therefore differ. The acquiree records its gross lending and any related impairment allowance. The acquirer will, initially, record the acquired loan at its fair value at the date of acquisition; this fair value will take into account any impairment existing at the date of acquisition. That is, a loan by the acquiree of £10 million with a £2 million impairment allowance and a fair value of £7 million will be recorded by the acquirer as a loan of £7 million with no impairment allowance.

So that the Company could disclose appropriate trends, on an aggregated basis, it was necessary to reverse these effects on gross lending. By way of example, if this adjustment was not made then the trend for the Group’s aggregated, or proforma, gross Construction lending would have been a 40% reduction from £14.5 billion to £8.6 billion, rather than the more modest 6% reduction from £14.5 billion to £13.7 billion that resulted from its business activities; the additional 34% arising from the requirements of acquisition accounting.

The principal reconciling items between the £20.7 billion allowance for impairment losses on loans and advances disclosed on page 55 of the 2009 Interim Results and the £9.2 billion allowance for impairment losses on loans and advances disclosed on page 109 of the 2009 Interim Results are the £10.7 billion impairment allowance carried by HBOS at 31 December 2008 and the £0.5 billion impairment loss incurred by HBOS in the period from 1 January 2009 to 15 January 2009. Other smaller differences arose from write-offs and recoveries in the six month period ended 30 June 2009 and from foreign currency movements.

Comment 6
Note 8, Credit market exposure, page 56

We refer to footnote (3) to the “Exposures to Monolines” section on page 57 that states the Company had £3.1 billion of monoline wrapped bonds and £1 billion of monoline liquidity commitments on which the Company placed no reliance on the guarantor. Please tell us and revise future filings to provide the following disclosure:
•
State the investment grade of these monoline insurers and any credit concerns due to potential credit valuation adjustments related to asset devaluations and exposure to residential mortgage linked products. Refer in your response to the risk factor on the perceived credit-worthiness of monoline insurers on page 6 of Form 6-K filed on 12 November 2008, regarding information distributed to shareholders with respect to the HBOS acquisition.

•	Discuss the basis for not placing any reliance on the guarantor and describe how you determine the credit-worthiness of the monoline insurer on an ongoing basis.

For credit market exposures the Group’s approach is to analyse the underlying transaction to determine whether it needs to place reliance on any protection provided by an insurer or guarantor. Footnote (3) discloses those transactions where the Group places no reliance on the monoline insurer; as no reliance has been placed on the monoline insurer, the ratings information and asset class are reported based on the underlying exposure. Since the Group does not place reliance, for these exposures, on the monoline, the credit quality of that insurer is not considered to be relevant disclosure. Such exposures are constantly monitored and formally re-analysed, reviewed and re-approved by sanctioning officers at least annually.

Should the Group’s monitoring procedures identify the need to place reliance on the monoline, for example if the credit quality of the underlying exposure deteriorates, then the Group would report the credit rating of the monoline. A high level rating grade split for those transactions where the Group relies on a monoline insurer is provided in the table to which footnote (3) relates; with £0.5 billion of the exposure being rated AA and the remaining £0.1 billion being sub-investment grade.

We will include disclosures on all matters referenced in the Staff’s comment above, updated as appropriate, in the Group’s 2009 Form 20-F and, as appropriate, in other future filings.

Comment 7
Statutory Information, page 86

Note 12, Allowance for impairment losses on loans and receivables, page 109

Please reconcile for us the £4.32 billion difference between the £7.67 billion provisions in the historical financial statements for the half-year period ended 30 June 2009 and the proforma impairment loss on loans and advances to customers of £11.99 billion for the same period in Note 4, “Impairment losses by division” on page 52.

The Group’s statutory impairment charge for all loans and receivables for the six months ended 30 June 2009 was £7.67 billion and is disclosed on page 109 of the 2009 Interim Results. Note 4, on page 52 of the 2009 Interim Results, discloses the impairment charge on loans and advances to customers on an aggregated, or ‘proforma’, basis of £11.99 billion. There are three reconciling items between these two charges:

(i)
the fair value adjustment made in respect of HBOS’ loans and advances to customers acquired on 16 January 2009, which reduced their value, reflecting in part a view of the credit risk inherent in the portfolio. As losses are incurred the resulting impact on the income statement of the Group is lower than in the standalone HBOS accounts. So as to provide a comparable impairment charge to the 2008 proforma impairment charge, it is necessary to add this element of the acquisition fair value adjustments to the 2009 proforma impairment charge. For the first six months of 2009, this amounted to £4.07 billion.

(ii)
The HBOS impairment charge of £0.46 billion for the period from 1 January 2009 to 15 January 2009.  So as to provide comparable six month information it is necessary to include this impairment charge in the proforma impairment charge for the first half of 2009; without this amount the Group would be reporting an impairment charge on the HBOS portfolio for only 5 ½ months.

(iii)
the impairment charge of £0.21 billion in respect of loans and advances to banks and in respect of debt securities classified as loans and receivables.  This charge is deducted from the £7.67 billion charge, which as noted above is on all loans and receivables, rather than only loans and advances to customers.